UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
SIGNATURES

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Infosys Limited (“Infosys” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission, the following information concerning the matters voted upon at the Annual General Meeting, or AGM, of the Company held on June 22, 2019.

The following is a brief description of the matters voted upon by the members of the Company both by electronic means and at the AGM held on June 22, 2019, along with votes cast for and against as to each matter.

This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

The matters to be voted upon were notified to the shareholders on record and, through the Depositary, to all registered holders of American Depositary Shares (“ADSs”) who were holding the ADSs on a record date determined by the Depositary.

As per the Indian Companies Act, 2013, the Company provided its members the facility to cast their votes by electronic means (“E-voting”) for all resolutions. The E-voting period commenced on June 17, 2019 and ended on June 21, 2019. Those shareholders of the Company who were eligible to vote and did not vote by E-voting could only cast their votes at the AGM.

1,144 shareholders representing in aggregate 4,93,61,965 equity shares attended the AGM in person and 22 shareholders representing in aggregate 5,96,86,295 equity shares attended the AGM through a proxy. The Company also facilitated a live webcast of proceedings of the meeting.

At the Company’s AGM, the following director retired by rotation and was eligible for re-election:

•	Nandan M. Nilekani

Nandan M. Nilekani was re-elected by the requisite majority of the Company’s shareholders.

In addition, the following matters were also voted upon at the AGM:

•	Adoption of Financial Statements
•	Declaration of dividend
•	Approval of the Infosys Expanded Stock Ownership Program – 2019 (“the 2019 Plan”) and grant of stock incentives to the eligible employees of the Company under the 2019 Plan
•	Approval of the Infosys Expanded Stock Ownership Program – 2019 (“the 2019 Plan”) and grant of stock incentives to the eligible employees of the Company’s subsidiaries under the 2019 Plan
•	Approval for secondary acquisition of shares of the Company by the Infosys Expanded Stock Ownership Trust for the implementation of the Infosys Expanded Stock Ownership Program – 2019 (“the 2019 Plan”)
•	Approval of grant of Stock Incentives to Salil Parekh, Chief Executive Officer and Managing Director (CEO & MD), under the Infosys Expanded Stock Ownership Program – 2019 (“the 2019 Plan”)
•	Approval for changing the terms of the appointment of Salil Parekh, Chief Executive Officer and Managing Director (CEO & MD)
•	Approval of grant of Stock Incentives to U.B. Pravin Rao, Chief Operating Officer (COO) and Whole-time Director, under the Infosys Expanded Stock Ownership Program – 2019 (“the 2019 Plan’)

	Brief Description of the matter put to vote	Votes for (1)(2)	Votes against (1)(2)
1.	Adoption of Financial Statements (including the consolidated financial statements) of the Company for the financial year ended March 31, 2019 and the reports of the Board of Directors (‘the Board’) and Auditors thereon.	3,15,60,69,125	17,03,121
2.	Declaration of a final dividend of 10.50 per equity share, for the year ended March 31, 2019.	3,25,91,21,537	1,64,751
3.	Appointment of a director in place of Nandan M. Nilekani (DIN: 00041245), who retires by rotation and, being eligible, seeks reappointment.	3,20,79,87,939	4,05,86,887
4.	Approval of the Infosys Expanded Stock Ownership Program – 2019 (“the 2019 Plan”) and grant of stock incentives to the eligible employees of the Company under the 2019 Plan	2,73,75,86,835	25,20,01,130
5.	Approval of the Infosys Expanded Stock Ownership Program – 2019 (“the 2019 Plan”) and grant of stock incentives to the eligible employees of the Company’s subsidiaries under the 2019 Plan	2,74,55,35,529	24,39,11,251
6.	Approval for secondary acquisition of shares of the Company by the Infosys Expanded Stock Ownership Trust for the implementation of the Infosys Expanded Stock Ownership Program – 2019 (“the 2019 Plan”)	2,76,70,54,640	22,25,24,703
7.	Approval of grant of Stock Incentives to Salil Parekh, Chief Executive Officer and Managing Director (CEO & MD), under the Infosys Expanded Stock Ownership Program – 2019 (“the 2019 Plan”)	2,54,26,45,557	44,67,11,328
8.	Approval for changing the terms of the appointment of Salil Parekh, Chief Executive Officer (CEO) and Managing Director	2,27,47,68,287	62,71,61,585
9.	Approval of grant of Stock Incentives to U.B. Pravin Rao, Chief Operating Officer (COO) and Whole-time Director, under the Infosys Expanded Stock Ownership Program – 2019 (“the 2019 Plan”)	2,54,29,90,336	44,63,82,479

(1)	Under the Indian Companies Act, 2013, the Company shall provide to its members the facility to exercise their right to vote at general meetings by electronic means. Accordingly, the Company is providing e-voting facility to all members to enable them to cast their votes electronically on all resolutions. Those members who did not vote by electronic means, could only cast their votes at the AGM, whether in person or by proxy.
(2)	Under the Indian Companies Act, 2013, and as per our Articles of Association, the voting rights of every member whether present in person or by proxy, shall be in proportion to his or her share of our paid-up capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ Inderpreet Sawhney

Date: June 26, 2019	Inderpreet Sawhney Group General Counsel & Chief Compliance Officer